Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

Commission File No.: 001-33063

Date: September 13, 2012

INTERNAL USE ONLY

FirstMerit Employee

Citizens Bank Acquisition Talking Points

You may receive questions regarding the announcement of the acquisition of Citizens Bank. The following are talking points to assist you with fielding these inquiries.

Our Customers and/or Citizens Bank customers may ask:

What is FirstMerit acquiring?

•

FirstMerit Corporation and Citizens Bancorp are combining. When the transaction is complete FirstMerit will have assets of more than $24 billion and an expanded footprint across five contiguous Midwest states (pending regulatory approval).

•	Citizens Bank has banking operations throughout Michigan, Wisconsin as well as Northeast Ohio.

•

With this acquisition, we will be serving customers in exciting new markets. We look forward to providing our new customers with the same innovative products and services that we continue to provide with much success in Ohio, Western Pennsylvania, and Illinois.

•	Please refer to the press release for details regarding terms of the acquisition.

How will the acquisition work?

•	FirstMerit and Citizens Bancorp have entered into an agreement to combine the two companies into one excellent financial institution.

•	A public announcement has been made.

•	Regulatory approval is now being sought.

•	Projected operational and legal closing dates will be established.

For Internal Use Only

•

In the time between regulatory approval and operational/legal closing, Citizens Bank continues under their normal operating procedures as transition teams from both banks will be put in place to fully convert systems, provide training, and map products and services to the purchasing bank, in this case FirstMerit.

What is FirstMerit’s Financial Position?

•

FirstMerit is one of the banking industry’s strongest and most stable institutions with sound capital levels well above regulatory thresholds. This means FirstMerit is a financially stable institution that its customers can rely on being there for them. In fact, while many banks have struggled of late, FirstMerit has produced 53 consecutive quarters of profits. FirstMerit’s ability to engage in an acquisition at this time is a testament to the stability and financial strength of the organization.

Citizens Bank Employees may call FirstMerit to ask questions regarding the transition:

•	Thank them for the call.

•	Explain questions, suggestions and concerns are important.

•	Refer them to their Citizens Bank manager.

Citizens Bank Customers may call FirstMerit and ask the following:

What will happen with Citizens Bank accounts?

•	Thank the customer for their call.

•	Direct the customer to their local Citizens Bank branch.

•

All Citizens Bank customers will be receiving information regarding their specific accounts and additional FirstMerit products and services in the future (pending regulatory approval and legal closing.)

All Media Inquiries

•	All media inquiries should be directed to Rob Townsend at Robert.townsend@firstmerit.com or by phone at 330.384.7075.

How will FirstMerit Employees receive information about the acquisition in the future?

•	Regular acquisition updates will be available on FirstNet.

For Internal Use Only

•	As always, discuss any specific questions with your manager.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit Corporation (“FirstMerit”) and Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.